Daniel T. Kajunski | 617 348 1715 | dtkajunski@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

August 25, 2017

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Irene Paik

Re:	Keryx Biopharmaceuticals, Inc.
Form 10-K
Filed March 1, 2017
File No. 000-30929

Ladies and Gentlemen:

We are submitting this letter on behalf of Keryx Biopharmaceuticals, Inc. (the “Company”) in response to comments set forth in a letter (the “Comment Letter”), dated August 14, 2017, to the Company from Suzanne Hayes of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2016 filed by the Company on March 1, 2017 (the “2016 Form 10-K”).

For convenient reference, we have set forth below the Staff’s comments as set forth in the Comment Letter and the Company’s responses thereto. All of the responses set forth in this letter are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

We are delivering one courtesy copy of this letter, to each of Suzanne Hayes and Irene Paik of the Commission.

Business

Intellectual Property and Patents, page 10

1.	We note your description of your material U.S. patents on page 11. Please expand your disclosure in future filings to also describe the patents and any patent applications that you sublicense to JT and Torii, including (i) the type of patent protection, such as composition of matter, use of process, (ii) expiration dates and (iii) any contested proceedings and/or third-party claims.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 25, 2017

Response: In response to the Staff’s comment, the Company will expand its disclosure under Business – Intellectual Property and Patents – General, included on pages 10 and 11 of the 2016 Form 10-K, relative to its patents and patent applications to include substantially the following new disclosure:

“Pursuant to our sublicense with our Japanese partner, Japan Tobacco Inc., or JT, and its subsidiary, Torii Pharmaceutical Co. Ltd., or Torii, we have also exclusively sublicensed certain Japanese patent rights to JT and Torii. These sublicensed rights include: (1) Japanese Patent No. 4173553, which expires in 2022; (2) Japanese Patent No. 4964585, which expires in 2025; and (3) two pending Japanese patent applications. Each of the foregoing patents and patent applications include either composition of matter claims, methods of use claims, or both, covering Riona, the trade name under which JT and Torii market ferric citrate in Japan. The terms of both of these Japanese patents have been extended based on the Japanese regulatory review process for Riona under the Japanese patent term extension program. To date, to our knowledge, no contested proceedings or third-party claims have been lodged against either of these Japanese patents.”

Note that the new disclosure above will be subject to revision to reflect future developments with respect to the Company’s relationship with JT and Torii and the referenced Japanese patents and patent applications. The Company intends to include the new disclosure in all of its future filings where such disclosure is applicable, beginning in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

Supply and Manufacturing, page 14

2.	We note your disclosure in the prospectus supplement filed pursuant to Rule 424(b)(5) on July 27, 2017 that you entered into a long-term manufacturing arrangement with Patheon in October 2016 and FDA approved Patheon as a drug product manufacturer of Auryxia in November 2016. We also note your disclosure that you are working with your previous manufacturer, Norwich Pharmaceuticals, to resolve the production-related issue that led to a supply interruption starting August 2016. Please provide an analysis supporting your determination that the agreement with Patheon and the status of your agreement with Norwich do not require disclosure and that you are not required to file the Patheon agreement as an exhibit.

Response: In response to the Staff’s comment, the Company notes that following the U.S. Food and Drug Administration’s (the “FDA”) approval of the Company’s drug product, Auryxia, in September 2014 through August 2016, Norwich Pharmaceuticals, Inc. (“Norwich”) acted as the Company’s sole supplier of Auryxia drug product for commercial sale. Since the FDA’s approval of Auryxia, the Company had been working to bring a second manufacturer of Auryxia drug product online. In October 2016, the Company

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 25, 2017

entered into a master manufacturing services agreement and two related product agreements with Patheon Manufacturing Services LLC and certain of its affiliates (collectively, “Patheon”) for Patheon’s supply of Auryxia drug product. The FDA approved the manufacture of Auryxia drug product at Patheon’s facility in Greenville, North Carolina and a Patheon facility located in France in November 2016 and January 2017, respectively. Before receipt of these approvals, Patheon had been manufacturing supplies of Auryxia, which supplies became available for commercial sale upon the November 2016 approval.

The Company respectively submits that its ability to produce Auryxia drug product and its relationships with Norwich and Patheon have been sufficiently disclosed in its periodic reports filed under the Securities and Exchange Act of 1934, as amended, including in the 2016 Form 10-K. Prior to entering into the arrangement with Patheon in October 2016, the Company disclosed that it depended on a single supply source for Auryxia drug product (see, for example, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed on April 28, 2016 – Note 2 – Basis of Presentation and Summary of Significant Accounting Policies – Concentration of Credit Risk on page 11). On August 1, 2016, the Company filed a Current Report on Form 8-K which disclosed, among other things, that (a) it was experiencing a production-related issue converting active pharmaceutical ingredient (“API”) into finished drug product at Norwich, (b) it was working with Norwich to resolve the production-related issue, (c) it was working to add a second manufacturer of Auryxia drug product and (d) the FDA had assigned a Prescription Drug User Fee Act (referred to as PDUFA) action date of November 13, 2016 for its review of the Company’s application to approve its second manufacturer of Auryxia drug product. The Company subsequently disclosed the status of its relationships with Norwich and Patheon in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed on August 5, 2016 (see Note 1 – Description of Business on page 5, Note 2 – Basis of Presentation and Summary of Significant Accounting Policies – Concentration of Credit Risk on page 11 and Supply Interruption of Auryxia on page 19), its Current Report on Form 8-K furnished on September 7, 2016, its Current Report on Form 8-K filed on October 17, 2016 (the “October Form 8-K”), its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed on November 9, 2016 (the “September 2016 Form 10-Q”) (see Note 1 – Description of Business on page 5, Note 2 – Basis of Presentation and Summary of Significant Accounting Policies – Concentration of Credit Risk on page 12 and Supply Interruption of Auryxia on pages 20-21), its Current Report on Form 8-K filed on November 9, 2016 (the “November Form 8-K”) and its Current Report on Form 8-K filed on January 9, 2017 (the “January Form 8-K”).

Specifically, the October Form 8-K disclosed that the Company entered into a master manufacturing services agreement and two related product agreements with Patheon under which Patheon agreed to manufacture Auryxia drug product from API at the Greenville facility and the French facility and the material terms of these agreements. The November Form 8-K disclosed that the FDA approved Patheon’s manufacture of Auryxia drug product at the Greenville facility and that the Company had rebuilt an adequate supply of Auryxia. This approval was received by the Company after it filed the September 2016 Form 10-Q

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 25, 2017

earlier on the same day. The January Form 8-K disclosed that the FDA approved Patheon’s manufacture of Auryxia drug product at the French facility, which provided the Company with a third approved site to manufacture Auryxia drug product for sale in the United States.

The Company respectively notes that the disclosure referenced by the Staff in the comment copied above is included in the “base” prospectus, dated December 6, 2016 (the “Base Prospectus”), accompanying the prospectus supplement, dated July 27, 2017 (the “Prospectus Supplement”). The Base Prospectus is dated shortly after the FDA approved Patheon’s Greenville facility in November 2016. As a result, the Company disclosed the status of its ongoing work at the Norwich facility in the Base Prospectus, which at the time was the Company’s only other approved source of Auryxia drug product. After the date of the Base Prospectus, but before filing the 2016 Form 10-K, the FDA approved Patheon’s French facility to manufacture Auryxia drug product in January 2016. The approval of the French facility provided the Company a second approved and operational source for Auryxia drug product. The Company believes the manufacturing capacity at the Greenville facility and the French facility is sufficient to meet the Company’s anticipated demand for Auryxia drug product for the foreseeable future and either facility can offset the capacity of the other facility if needed. Based on the foregoing, the Company disclosed on page 14 of the 2016 Form 10-K under Supply and Manufacturing that “[it] believe[s] that [it] has established contract manufacturing relationships for the supply of Auryxia to ensure that [it] will have sufficient material for clinical trials and ongoing commercial sales.” The Company is not currently utilizing the Norwich facility and is conducting additional development work at this facility. The Company does not expect that it will need to utilize the production capabilities at the Norwich facility for the foreseeable future and plans to continue to work with Norwich in order to have a third source of Auryxia drug product if the need were to arise. The Company believes that, if needed, it could complete this work and resume production at the Norwich facility without significant delay. The Company, therefore, respectfully advises the Staff that it does not believe it is substantially dependent on any one of these three FDA-approved manufacturing facilities.

In addition, the Company notes that its agreement with Norwich, as amended, is filed as Exhibit 10.10 and Exhibit 10.11 to the 2016 Form 10-K and the Company’s master manufacturing services agreement and related product agreements with Patheon are filed as Exhibit 10.12 to the 2016 Form 10-K.

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We hope that the above responses will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-1715 with any comments or questions regarding the 2016 Form 10-K and this letter. We thank you for your time and attention.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 25, 2017

Sincerely,

/s/ Daniel T. Kajunski

Daniel T. Kajunski

cc:	Securities and Exchange Commission
Suzanne Hayes, Assistant Director
Irene Paik

Keryx Biopharmaceuticals, Inc.
Gregory P. Madison
Scott A. Holmes
Brian Adams